UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30041R108

(CUSIP Number)

Link Ventures LLLP

One Kendall Square

Suite B2106

Cambridge, MA 02139

Attn: Dominic Lloyd

(781) 228-5674

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures Investment Vehicle II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 5,074,766 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 5,074,766 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,074,766 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 16.9%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures LLLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 2,726,136 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 2,726,136 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,726,136 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 9.1%
14	Type of Reporting Person (See Instructions) PN

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) is being filed by David B. Blundin, Recognition Capital, LLC (“Recognition Capital”), Link Ventures Investment Vehicle II, LLC (“LVIV”), Link Ventures LLLP (“Link Ventures”), Link Management LLC (“Link Management”), Cogo Fund 2020, LLC (“Cogo Fund”), Cogo Labs, Inc. (“Cogo Labs”), Link Equity Partners, LLC (“LEP”), the Estate of Seth Birnbaum and Tomas Revesz, Jr. All such parties are collectively referred to herein as the Reporting Persons.

The Amendment No. 2 amends the Schedule 13D filed on February 9, 2022, by David B. Blundin, LVIV, Link Ventures, Link Management, Cogo Fund, Cogo Labs, LEP, the Estate of Seth Birnbaum and Tomas Revesz, Jr. (the “Original Schedule 13D”), as amended by the Amendment No. 1 to Schedule 13D filed on March 3, 2022, by the Reporting Persons (the “Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”). David B. Blundin, Recognition Capital, Link Management, Cogo Fund, Cogo Labs, LEP, the Estate of Seth Birnbaum and Tomas Revesz, Jr. are not reporting as part of this Amendment No. 2 because no changes have occurred with respect to their holdings.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which the Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Broadway, Cambridge, MA 02139.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On March 16, 2022, LVIV entered into a pre-arranged Sales Plan (the “LVIV Sales Plan”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The transactions contemplated by the LVIV Sales Plan will only result in the disposition of securities of the Issuer, and it does not contemplate any acquisitions of securities of the Issuer.

Pursuant to the LVIV Sales Plan, Merrill Lynch may sell up to 1,313,070 shares of Class A Common Stock beneficially owned by LVIV. All sales under the LVIV Sales Plan are to be made in the discretion of Merrill Lynch and in accordance with the terms, conditions and restrictions of the LVIV Sales Plan. Sales may not commence under the LVIV Sales Plan until September 1, 2022.

On March 16, 2022, Link Ventures entered into a pre-arranged Sales Plan (the “Link Ventures Sales Plan,” and together with the LVIV Sales Plan, the “10b5-1 Sales Plans”) with Merrill Lynch pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The transactions contemplated by the Link Ventures Sales Plan will only result in the disposition of securities of the Issuer, and it does not contemplate any acquisitions of securities of the Issuer.

Pursuant to the Link Ventures Sales Plan, Merrill Lynch may sell up to 686,930 shares of Class A Common Stock beneficially owned by Link Ventures. All sales under the Link Ventures Sales Plan are to be made in the discretion of Merrill Lynch and in accordance with the terms, conditions and restrictions of the Link Ventures Sales Plan. Sales may not commence under the Link Ventures Sales Plan until September 1, 2022.

Other than as disclosed herein, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

Ownership is stated as of March 16, 2022, and the ownership percentages are based upon 23,606,229 shares of Class A Common Stock, $0.001 par value per share, issued and outstanding and 6,407,678 shares of Class B Common Stock, $0.001 par value per share, issued and outstanding as indicated by the Issuer in its Form 10-K as of February 11, 2022. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

As of March 16, 2022, (i) LVIV directly owned 1,464,654 shares of Class A Common Stock and 3,610,112 shares of Class B Common Stock; and (ii) Link Ventures directly owned 779,786 shares of Class A Common Stock and 1,946,350 shares of Class B Common Stock.

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)

Other than as previously disclosed in Amendment No. 1, there have been no reportable transactions with respect to the shares of the Issuer within the last 60 days by any of the Reporting Persons other than as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby revised and supplemented with the following:

The description of the 10b5-1 Sales Plans set forth in Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Voting Agreement, dated February 8, 2018, by and among certain stockholders of EverQuote, Inc. (incorporated by reference to Exhibit 9.1 to EverQuote, Inc.’s Registration Statement on Form S-1 (File No. 333-225379) filed with the SEC on June 1, 2018).

99.2	Joint Filing Agreement, dated March 2, 2022, by and among David B. Blundin, Recognition Capital, LLC, Link Ventures Investment Vehicle II, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, Inc., Link Equity Partners, LLC, the estate of Seth Birnbaum and Tomas Revesz, Jr. (incorporated by reference to Exhibit 99.3 to the Amendment No. 1 to Schedule 13D filed with the SEC on March 3, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 25, 2022

/s/ David B. Blundin
David B. Blundin

RECOGNITION CAPITAL, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Manager

LINK VENTURES INVESTMENT VEHICLE II, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK VENTURES LLLP
By:	LINK MANAGEMENT LLC, its general partner

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK MANAGEMENT LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK EQUITY PARTNERS, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

COGO FUND 2020, LLC
By:	COGO LABS, INC., its sole manager

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

COGO LABS, INC.

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

/s/ Estate of Seth Birnbaum
Estate of Seth Birnbaum
Meltem Birnbaum, as Executrix

/s/ Tomas Revesz, Jr.
Tomas Revesz, Jr.